BINGHAM, DANA & GOULD LLP
                               150 Federal Street
                                Boston, MA 02110

                                October 30, 1996


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.   20549

      Re:  Landmark Funds I
           (File Nos. 2-90518 and 811-4006)

Ladies and Gentlemen:

     On behalf of our client, Landmark Funds I, a Massachusetts business trust (the "Trust"), we hereby withdraw Post-Effective Amendment No. 20 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 (as amended, the "Securities Act") and Amendment No. 21 to the Trust's Registration Statement under the Investment Company Act of 1940 (as amended, the "1940 Act"), which was filed with the Commission on August 22, 1996 and would have become effective on November 5, 1996. We also hereby withdraw Post-Effective Amendment No. 21 to the Trust's Registration Statement on Form N-1A under the Securities Act and Amendment No. 22 to the Trust's Registration Statement under the 1940 Act, which was filed with the Commission on September 12, 1996 and would have become effective on November 11, 1996.

     The purpose for the filing of the above-referenced Amendments was to register the shares of four newly-created series, CitiSelectSM VIP Folio 200, CitiSelectSM VIP Folio 300, CitiSelectSM VIP Folio 400 and CitiSelectSM VIP Folio 500 (collectively, the "Funds"). However, it has been decided that the Funds be designated as series of Variable Annuity Portfolios, a Massachusetts business trust, rather than as series of the Trust. A registration statement with respect to Variable Annuity Portfolios and the Funds will be filed shortly.

     Please call the undersigned at (617) 951-8383 or Lea Anne Copenhefer at
(617) 951-8515 with any questions regarding this letter.

                                    Sincerely,


                                    Jennifer H. Hurford

cc:  Megan Dunphy, Esq.